RESCH POLSTER ALPERT & BERGER LLP

LAWYERS

A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

10390 SANTA MONICA BOULEVARD, FOURTH FLOOR

LOS ANGELES, CALIFORNIA 90025-5058

FAX:  310-552-3209

310-277-8300

February 13, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Christopher Owings, Assistant Director

Re:

House of Taylor Jewelry, Inc.

Amendment No. 3 to Registration Statement on Form SB-2 (Filed September 23, 2005; Amendment No. 1 filed January 3, 2006; Amendment No. 2 filed January 31, 2006 )

File No. 333-128523

Form 10-QSB for Fiscal Quarter Ended September 30, 2005

File No. 0-25377

Dear Mr. Owings:

On behalf of House of Taylor Jewelry, Inc. (the "Company") and in response to the Staff's telephonic comments to us, we are filing concurrently herewith Amendment Number 3 to our Registration Statement on Form SB-2 (“Amendment No. 3”).  The comment numbers for the paragraphs below relate to comment numbers contained in the Staff’s letter to us dated January 24, 2006. We are also submitting a blackline copy of Amendment No. 3 marked to show changes from the prior amendment.

Comment 8

After telephonic conferences with the Staff, the Company has determined that the 3,000,000 additional shares issued to Interplanet and Sandbox as added merger consideration pursuant to the Subparagraph (d)(4) of the Plan and Agreement of Reorganization should be capitalized for financial statement purposes as costs of the license agreements.  The license agreements have been recorded at the fair market value of the shares issued and are being amortized over a period of 79.5 months which coincides with the initial terms of the license agreements.

Securities and Exchange Commission

Attention: Christopher Owings, Assistant Director

January 30, 2006

Comment 10

As noted in our telephonic conferences, the only warrants that the Company sold with registration rights were those sold in the private placement of units consisting of a share and a warrant in August 2005.  The other 125,000 warrants which have registration rights were issued in exchange for those that Nurescell had sold prior to the recapitalization.

The Company has amended the registration rights agreement that was entered into with the purchasers of the August 2005 private placement. The amendment provides that unregistered shares of common stock of the Company can be used to pay liquidated damages pursuant to the registration rights agreement.  As the contract can be settled by net share settlement, the warrants are properly classified as equity in accordance with EITF 00-19.  The amendment also provides that the aggregate number of shares of common stock that may be issued pursuant to the liquidated damages provision shall not exceed 7,600,000.  The Company has sufficient authorized shares to issue the maximum amount of shares issuable under this amendment.  Therefore, the conditions of paragraph 19 of EITF 00-19 have been met. The Company has filed its Form 8-K with the Commission to reflect the amendment to the registration rights agreement.

Under separate cover, and consistent with discussions we have had with the Staff, the Company is submitting its “Tandy” letter and its acceleration request to have the registration statement declared effective as of 2:00 PM, Washington D.C. time, Tuesday, February 14, 2006.

We have revised to comply with the above comments as applicable and the Company advises that it is filing shortly Form 10-QSB for Fiscal Quarter Ended June 30, 2005, as amended and Form 10-QSB for Fiscal Quarter Ended September 30, 2005, as amended.

Please contact the undersigned at (310) 788-7577, or Pauline Schneider, Chief Financial Officer, at (310) 860-2660, extension 112, with any questions or comments. Thanks to the staff and you for your kind assistance.

Respectfully submitted,

Aaron A. Grunfeld

cc:

Jack Abramov

Pauline Schneider

Fax: (3l0) 860-2661